
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the PublicUtility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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             FORM 4                                                                                           OMB APPROVAL
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[ ] CHECK THIS BOX IF NO LONGER                                                                     OMB Number:            3235-0287
    SUBJECT TO SECTION 16. FORM 4                                                                   Expires:      September 30, 1998
    OR FORM 5 OBLIGATIONS MAY                                                                       Estimated average burden
    CONTINUE. SEE INSTRUCTION 1(B).                                                                 hours per response      .... 0.5
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1. Name and Address of Reporting Person *

Cramer                      James                   J.
   (Last)                   (First)                 (Middle)

c/o Cramer, Berkowitz & Company, 40 Fulton Street, 24th Floor
                            (Street)

New York                    NY                        10038
   (City)                   (State)                   (Zip)


2. Issuer Name and Ticker or Trading Symbol

TheStreet.com, Inc. (TSCM)

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement of Month/Year

December 1999

5. If Amendment, Date or Original (Month/Year)



6. Relationship of Reporting Person to Issuer   (Check all applicable)

         X    Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       ----------------------------------------

7. Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1. Title of Security           2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                     Date            action        or Disposed of (D)          Securities       ship         of In-
                                                  Code          (Instr. 3, 4 and 5)         Beneficially     Form:        direct
                                  (Month/         (Instr. 8)                                Owned at         Direct       Bene-
                                  Day/         -------------  -------------------------     End of           (D) or       ficial
                                  Year)                                   (A)               Month            Indirect     Owner-
                                               Code      V      Amount     or    Price      (Instr. 3        (I)          ship
                                                                          (D)               and 4)           (Instr. 4)  (Instr. 4)
-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------
Common Stock, par value $0.01
("Common Stock")                  12/21/99     G(1)      V    1,213,415    D                                    I        By Cramer
                                                                                                                         Partners,
                                                                                                                         L.L.C.
Common Stock                      12/21/99     G(1)      V    1,213,415    A                1,213,415*          I        By Trust
                                                                                                                         (James J.
                                                                                                                         Cramer 1999
                                                                                                                         GRAT-2)
Common Stock                                                                                  125,000*          I        By Cramer
                                                                                                                         Partners,
                                                                                                                         L.P.
Common Stock                                                                                  232,071*          I        By Trust
                                                                                                                         (James J.
                                                                                                                         Cramer 1999
                                                                                                                         GRAT)
Common Stock                                                                                1,306,205*          I        By Cramer
                                                                                                                         Partners,
                                                                                                                         L.L.C.
Common Stock                                                                                  333,427           D
-----------------------------  --------------  -------------  ----------  ---   -------  ---------------  -------------  -----------

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative                  2.  Conver-    3. Trans-    4. Transac-    5.  Number of Deriv-      6.  Date Exer-
   Security (Instr. 3)                      sion or       action       tion Code       ative Securities Ac-      cisable and Ex-
                                            Exercise      Date         (Instr. 8)      quired (A) or Dis-        piration Date
                                            Price of                                   posed of (D)
                                            Deriv-        (Month/                      (Instr. 3, 4 and 5)       (Month/Day/
                                            ative          Day/                                                   Year)
                                            Security       Year)
                                                                                                                Date        Expira-
                                                                    Code      V        (A)          (D)         Exer-       tion
                                                                                                                cisable     Date
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------
Employee Stock Option (right to buy)       $19.00       12/30/99    J(2)             30,000                     12/31/00    3/31/01
--------------------------------------  -------------  -----------  -------------  -----------   -----------  -----------  ---------


7.   Title and Amount of                8. Price       9. Number      10. Owner-     11. Na-
     Underlying Securities                 Deriv          of Deriv-       ship           ture
                                           ative          ative           Form           of In-
     (Instr. 3 and 4)                      Secur-         Secur-          of De-         direct
                                           ity            ities           rivative       Bene-
                                           (Instr.        Bene            Secu-          ficial
                                           5)             ficially        rity:          Own-
                                                          Owned           Direct         ership
--------------------------------------                    at End          (D) or         (Instr. 4)
                       Amount or                          of              Indi-
       Title           Number of                          Month           rect (I)
                       Shares                             (Instr. 4)     (Instr. 4)
---------------------  ---------------  -------------  -------------  -------------  --------------
Common Stock               30,000            (2)           30,000           D
---------------------  ---------------  -------------  -------------  -------------  --------------

Explanation of Responses:

(1) Represents shares of Common Stock distributed out of Cramer Partners, L.L.C. and deposited into the James J. Cramer 1999 GRAT-2
(2) Granted pursuant to an amendment to James J. Cramer's employment agreement whereby James J. Cramer agreed to forgo expected calendar year 2000 cash compensation of $275,000 in exchange for options.

* The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


/s/ James J. Cramer                                          1/10/00
-----------------------------------------------       ----------------------
    **Signature of Reporting Person                           Date

Name:  James J. Cramer


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